Sharon Ostrowski Work History

I am Sharon Ostrowski, Owner operator of Sharkar Farm (pronounce Share – Care). I have been working at SharKar for over 25 years.

SharKar Farm was started in 1999 when my father passed away. One of his last requests was that he wanted to have a Centennial Farm. I lived in Rochester Hills at the time and my parent's place was in Armada. We worked the family farm for 7 yrs. My mother sold a second farm they owned in Macomb Township. At that time she helped me and my family buy the farm that we own today in China Township near Marine City. We own & operate an 18-acre farm from which we farm about 12 acres with vegetable crops, herbs, a little bit of fruit and flowers along with 200 varieties of succulents; housing approximately 10,000 succulent plants!

I have 7 children: John, Daniel, Elizabeth, Gordon, Kendall, Allan, and Rose. They have all helped at some point in the running of the farm and have learned many valuable life lessons. Right now 5 out of the 7 children are helping on the farm in some way with Daniel helping without being a part of the every day operation in keeping the vehicles running. We are proud to participate in Rochester Farmers Market and New Baltimore Farmers Market. We also work with several local schools and other organizations.